Mastercard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

April 29, 2021
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in the Quarterly Report on Form 10-Q for the three months ended March 31, 2021 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Mastercard Incorporated has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the three months ended March 31, 2021, which was filed with the Securities and Exchange Commission on April 29, 2021.

Sincerely,

/s/ Timothy Murphy
Timothy Murphy
Chief Administrative Officer